EXHIBIT 4


                             Rogers & Wells LLP
                              200 Park Avenue
                            New York, NY 10166-0153
                            Telephone 212 878-8000
                            Facsimile 212 878-8375

                                                 David T. Moldenhauer
                                                 Partner
                                                 DIRECT TELEPHONE  212 878-8384
                                                 DIRECT FACSIMILE
                                                 moldenhd@rw.com


May 18, 1999

Orbitex Group of Funds
410 Park Avenue
18th Floor
New York, NY 10022

ASM Index 30 Fund, Inc.
410 Park Avenue
18th Floor
New York, NY10022

Re: United States Federal Income Tax Consequences of the Reorganization of the ASM Index 30 Fund, Inc.

Ladies and Gentlemen:

You have requested our opinion as to certain United States federal income tax consequences arising out of the transfer by ASM Index 30 Fund, Inc., a Maryland corporation (the "Transferor Fund") of all its assets to the newly-created New OGF Series of the Orbitex Group of Funds, a Delaware business trust (the "Acquiring Fund") pursuant to the Agreement and Plan of Reorganization, dated as of April 26, 1999 (the "Agreement") by and between the Acquiring Fund and the Transferor Fund (the "Reorganization"). All capitalized terms used herein have the respective meanings as set forth in the Agreement unless otherwise stated.

For purposes of this opinion, we have assumed that on the effective date of the Reorganization (the "Effective Date"), the Transferor Fund will transfer all of its assets to the Acquiring Fund and the Acquiring Fund will assume all of the liabilities of the Transferor Fund, and each Fund Share of the Transferor Fund will be converted into an equivalent number of shares of beneficial interest of the Acquiring Fund, and as a result of the Reorganization, each stockholder of the Transferor Fund will be credited with the number of full and fractional Class D shares of the Acquiring Fund having an aggregate net asset value equal to the value of the assets of the Transferor Fund less the liabilities of the Transferor Fund.

In rendering the opinions expressed herein, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary or appropriate for the purpose of rendering this opinion, including the Agreement.


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As to questions of fact material to this opinion,  we have,  with your approval, where relevant facts were not independently established, relied upon, among other things, the representations made in the Agreement.

The opinions set forth below are based upon the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated by the Treasury Department, published administrative announcements and rulings of the Internal Revenue Service and court decisions, all as of the date of this letter.

Based on and subject to the foregoing, and such examinations of law as we have deemed necessary, it is our opinion that for United States federal income tax purposes:

         (1) The acquisition by the Acquiring Fund of all the assets of the Transferor Fund and the assumption by the Acquiring Fund of the Transferor Fund's liabilities, followed by the conversion of the Fund Shares of the Transferor Fund into an equivalent number of Acquiring Fund Shares will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and the Transferor Fund and the Acquiring Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

         (2) No gain or loss will be recognized to the Transferor Fund upon the transfer of all of its assets to the Acquiring Fund and the Acquiring Fund's assumption of the Transferor Fund's liabilities.

         (3) No gain or loss will be recognized by the Acquiring Fund upon receipt of the assets of the Transferor Fund and its assumption of the Transferor Fund's liabilities.

         (4) The stockholders of the Transferor Fund will recognize no gain or loss upon the exchange of the Transferor Fund shares solely for Acquiring Fund shares.

         (5) The basis of the Transferor Fund's assets in the hands of the Acquiring Fund will be the same as the basis of those assets in the hands of the Transferor Fund immediately prior to the Reorganization.

         (6) The basis of Acquiring Fund shares in the hands of the Transferor Fund stockholders will be the same as their basis in Transferor Fund shares to be exchanged therefor.

         (7) The Acquiring Fund's holding period with respect to the assets received from the Transferor Fund will include the period for which such assets were held by the Transferor Fund.

         (8) The holding period of Acquiring Fund shares to be received by Transferor Fund stockholders will include the period during which Transferor Fund shares to be surrendered in exchange therefor were held, provided such Transferor Fund shares were held as capital assets by those stockholders on the date of the Reorganization.

         (9) The Reorganization will not result in the termination of the Transferor Fund's taxable year and the Transferor Fund's tax attributes enumerated in Section 381(c) of the Code will be taken into account by the Acquiring Fund as if there had been no Reorganization.

         (10) The qualification of each of the Transferor Fund and the Acquiring Fund as a regulated investment company (a "RIC") under Sections 851 through 855 of the Code will not be affected as a result of the Reorganization, except that, upon the liquidation and dissolution of the Transferor Fund, it will no longer qualify as a RIC.

The opinion set forth in (10) above is subject to the qualification that we have made no independent investigation with respect to the qualification, as of the date hereof, of the Transferor Fund or the Acquiring Fund as RICs under the Code.

The opinions set forth in this letter represent our conclusions as to the application of United States federal income tax law existing as of the date of this letter to the transactions described herein. We can give no assurance that legislative enactments, administrative changes or court decisions may not be forthcoming that would modify or supersede our opinions.

The opinions contained herein are limited to those matters expressly covered; no opinion is to be implied in respect of any other matter. The opinions set forth herein are as of the date hereof and we disclaim any undertaking to update this letter or otherwise advise you as to any changes of law or fact that may hereinafter be brought to our attention. The opinions set forth herein may not be relied on by any person or entity other than you without our prior written consent.



Very truly yours,

ROGERS & WELLS LLP